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SECURI 08029531 ON

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
103

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SEC FILE NUMBER
8-37769

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfield Research Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Locust Avenue
(No. and Street)

New Canaan (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Krause 203-972-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT Financial Services Group LLC
(Name – *if individual, state last, first, middle name*)

54 Danbury Road, #307, Ridgefield, CT 06877
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/24

OATH OR AFFIRMATION

I, Charles Krause, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfield Research Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Ann M. Arnold

Notary Public

My Commission Expires 10/31/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
FAIRFIELD RESEARCH CORPORATION)
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2007

ACT FINANCIAL SERVICES GROUP LLC

Certified Public Accountants

TABLE OF CONTENTS

	PAGE
FACING PAGE (FORM X-17A-5)	1-2
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Balance Sheet	4
Statement of Income	5
Statement of Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTAL INFORMATION	
Computation of Net Capital	9
Auditor's Report on Internal Control	10-11

ACT CPA
ACT FINANCIAL SERVICES GROUP LLC WWW.ACTCPA.COM
ACCOUNTING. CONSULTING & TAX

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

We have audited the accompanying balance sheet of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation) as of December 31, 2007, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Research Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 19, 2008

54 Danbury Road #307, Ridgefield, CT 06877

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

BALANCE SHEET

DECEMBER 31, 2007

Assets	
Cash and equivalents	$ 17,490
Loan receivable - parent (Note 4)	73,682
Total Assets	$ 91,172
Liabilities	
Accrued expenses	$ 2,454
Total Liabilities	2,454
Stockholder's Equity	
Common stock - 500 shares authorized, issued and outstanding: $1 par value	500
Paid-in surplus	147,228
Retained earnings (deficit)	(59,010)
Total Stockholder's Equity	88,718
Total Liabilities and Stockholder's Equity	$ 91,172

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
NASD consolidation payment	$ 35,000
Interest income	5,671
Total revenue	40,671
Expenses	
Professional fees	29,584
Rent and utilities	7,364
Licenses and fees	710
Employee benefits	1,487
Office expense	1,845
Total expenses	40,990
Net income (loss) before taxes	(319)
Provision for state tax (Note 3)	250
Net income (loss)	$ (569)

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - December 31, 2006	$ 500	$ 107,433	$ (58,441)	$ 49,492
Capital contribution	-	39,795		39,795
Net income (loss)			(569)	(569)
Balance - December 31, 2007	$ 500	$ 147,228	$ (59,010)	$ 88,718

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Operating activities	
Net income (loss)	$ (569)
Adjustments to reconcile net income to net cash used by operating activities:	
Decrease in prepaid expenses	710
Increase in accrued expenses	704
Total adjustments	1,414
Net cash used by operating activities	845
Financing activities	
Additional paid in capital	39,795
Increase in loan to parent	(40,512)
Net cash (used) in financing activities	(717)
Net increase in cash and cash equivalents	128
Cash and cash equivalents at beginning of year	17,362
Cash and cash equivalents at end of year	$ 17,490
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 250

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1. Organization and Nature of Operations

Fairfield Research Securities Corporation (the "Corporation") was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation acts as an introducing broker between large financial institutions and earns a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield Research Corporation. As of March 31, 2000 the Corporation suspended operations due to market conditions. The Corporation resumed operations in 2005.

2. Summary of Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Cash Equivalents. For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates. Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. Income taxes

Tax returns are filed on a cash basis. Deferred income taxes from timing differences are not material. The Corporation has a net operating loss carry forward of approximately $59,000. The provision for income taxes is for state minimum taxes.

4. Related-Party Transactions

Certain expenses of the Corporation are shared with and paid directly by the Parent, including employee benefits, rent and utilities. Those expenses are allocated to the Corporation in accordance with an administrative services agreement entered into with the Parent in October 2004. The Parent occasionally pays direct expenses (license and registration fees, professional fees, taxes and other expenses) of the Corporation. These amounts are charged to the Corporation, and to the extent not reimbursed, are recorded as additional capital contributions from the Parent.

The Corporation has a demand loan receivable from the parent, payable with interest at 7%. At December 31, 2007 the outstanding principal balance was $65,970 plus accrued interest of $7,712.

5. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2007.

6. Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers.

7. Commitments and Subsequent Events

There were no events subsequent to December 31, 2007 and through the date hereof that materially affected the presentation of the Corporation's results for the year ending December 31, 2007. The company has not entered into any significant future commitments.

SUPPLEMENTAL INFORMATION

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

Net capital computation	
Stockholder's equity	$ 88,718
Less non-allowable assets	(73,682)
Net capital	15,036
Less aggregate indebtedness minimum capital ($2,454 x.0667=164<5,000)	-
Less minimum net capital required	(5,000)
Net capital in excess of requirement	$ 10,036
Reconciliation with Corporation's computation (Included in Part IIA of Form X-17A-5 as of December 31, 2007)	
Net capital reported in unaudited Focus Report	$ 15,036
Net audit adjustments	-
Net capital per above	$ 15,036

ACT CPA

ACT FINANCIAL SERVICES GROUP LLC WWW.ACTCPA.COM

ACCOUNTING, CONSULTING & TAX

Board of Directors and Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Fairfield Research Securities Corporation for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, including control activities for safeguarding securities, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 19, 2008

END